U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June 17, 2021

VIA EDGAR TRANSMISSION

Ms. Elizabeth Bentzinger
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Barrett Growth Fund (S000028010)

Dear Ms. Bentzinger:

Pursuant to Section 14(a) of the Securities Exchange Act of 1934, transmitted herewith by the Trust on behalf of its series, the Barrett Growth Fund (the “Fund”), is a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”), in response to your oral comments of June 3, 2021 regarding the preliminary proxy statement filed by the Trust, on behalf of the Fund, on May 26, 2021.

For your convenience in reviewing the Trust’s responses, your comment is included in bold typeface immediately followed by the Trust’s response. Capitalized terms not otherwise defined herein have the same meaning as set forth in the Definitive Proxy Statement.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please correct any references of “Funds” to “Fund” throughout the document.

Response: The Trust responds by making the suggested corrections.

Shareholder Letter

2.Staff Comment: Please state the date of the closing of the Transaction.

Response: The Trust responds by making the suggested revision.

Questions and Answers

3.Staff Comment: Please confirm supplementally that the response to “Are there any material differences between the Prior Investment Advisory Agreement and the New Investment

Advisory Agreement?” does not pertain to the hiring and firing of staff that would require shareholder approval.

Response: The Trust responds supplementally by confirming that the response does not pertain to the hiring and firing of staff that would require shareholder approval.

4.Staff Comment: Under “What are the primary reasons for the selection of the Adviser as the investment adviser of the Fund section of the proxy statement?” Please supplementally confirm the expense cap disclosure is the same.

Response: The Trust responds by supplementally confirming that the disclosure is the same.

5.Staff Comment: Under “Background and Legal Requirements in Approving the Interim and New Investment Advisory Agreement” section of the proxy statement, please include the Transaction closing date.

Response: The Trust responds by making the suggested revision.

6.Staff Comment: Under “Background and Legal Requirements in Approving the Interim and New Investment Advisory Agreement” section of the proxy statement, please supplementally confirm that the prior investment advisory agreement was approved at the inception of the Fund.

Response: The Trust responds by supplementally confirming that the prior investment advisory agreement was approved by shareholders at the Fund’s inception.

7.Staff Comment: Under “Compensation Paid to Barrett Asset Management, LLC” section of the proxy statement, please supplementally confirm that the amount of the waiver will remain the same as in the previous operating expense limitation agreement.

Response: The Trust responds by supplementally confirming that the amount of the waiver will remain the same as under the previous operating expense limitation agreement. Under the previous operating expense limitation agreement, the expense limitation was 1.25% of the Fund’s average daily net assets and included 0.25% of Rule 12b-1 fees; under the new operating expense limitation, the expense limitation is 1.00% of the Fund’s average daily net assets and does not include 0.25% of Rule 12b-1 fees. The net amount is the same.

Proxy Statement

8.Staff Comment: If applicable, please include disclosure that is responsive to Items 22(c)(3) and (4) of Schedule 14A.

Response: The Trust responds by making the suggested revision with respect to Item 22(c)(3) and confirms that Item 22(c)(4) is not applicable.

9.Staff Comment: Under “Information about Barrett Asset Management, LLC”, please supplementally confirm that the officers of the Fund are not also officers of the Adviser as required by Item 22(c)(5) of Schedule 14A.

Response: The Trust responds supplementally by confirming that no officers of the Fund are officers or employees of the Adviser.

10.Staff Comment: Please provide the address or addresses of the parent of the Adviser and its parent both before and after the closing of the Transaction and also confirm the dates in the table headings.

Response: The Trust responds by revising the applicable disclosure and revising the table as follows (changes shown in underline):

The following table sets forth the name of each person that~~who~~ owns ~~of record, or~~ beneficially~~,~~ 10% or more of the outstanding voting securities of the Adviser prior to~~as of May 24, 2021 and following~~ the close of the Transaction.

Name and Address	% of Voting Securities Held Prior to the Close of the Transaction
The 2010 Barrett Family Trust c/o Barrett Asset Management, LLC 90 Park Avenue New York, New York 10016-3101	21.61%
Peter H. Shriver c/o Barrett Asset Management, LLC 90 Park Avenue New York, New York 10016-3101	21.61%
Robert J. Milnamow c/o Barrett Asset Management, LLC 90 Park Avenue New York, New York 10016-3101	17.29%

The following table sets forth the name of each parent of the Adviser and each person that indirectly beneficially owns 10% or more of the outstanding voting securities of the Adviser following the closing of the Transaction.

Name and Address	% of Voting Securities Held Following the Close of the Transaction
CI US Holdings Inc. c/o Barrett Asset Management, LLC 90 Park Avenue New York, New York 10016-3101	80.00%

The principal office of CI US Holdings, Inc. is 2 Queen Street East, 19th Floor, Toronto, Ontario M5C 3G7. The principal office of CI Financial Corp. is 2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7.

11.Staff Comment: Under “Board Recommendation of Approval”, please confirm supplementally that all Board considerations have been addressed.

Response: The Trust responds by supplementally confirming that the disclosure provided in the proxy statement sufficiently and accurately reflects the material factors considered by the Board related to the approval of the New Investment Advisory Agreement with the Adviser.

Proxy Card

12.Staff Comment: Please include on the proxy card a statement that a shareholder abstention will count against the proposal.

Response: The Trust responds by making the requested revision.

If you have any additional questions or require further information, please contact Jay Fitton at (414) 765-6115.

Sincerely,

/s/ John P. Buckel
John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers